ALITHYA ANNOUNCES THE LAUNCH OF A STRATEGIC REVIEW PROCESS

Montréal, Québec – July 27, 2026 – Alithya Group Inc. (TSX: ALYA) (“Alithya” or the “Company”) today announced that its Board of Directors (the “Board”) has launched a strategic review process (the “Strategic Review”) to identify opportunities to maximize value for all shareholders.

As part of its ongoing assessment of the Company’s strategic direction, the Board has concluded that the current public market valuation may not fully reflect the intrinsic value of the Company nor adequately support its next phase of growth. The Board has initiated the Strategic Review to analyze and evaluate a range of strategic alternatives aimed at identifying opportunities to maximize value for all shareholders, which may include, but is not limited to, a merger or other business combination, a privatization, a sale of the Company, a recapitalization, strategic investments or partnerships, or continuing to operate as a publicly listed company. The Company has decided to publicly announce this Strategic Review while continuing to execute its current business plan.

Over the past several years, Alithya has strengthened its market position, expanded its digital transformation and artificial intelligence capabilities, enhanced profitability, and built a strong foundation for future growth. The Company continues to execute its strategy and serve a diversified base of clients across North America and internationally through world-class practices with industry-leading partners such as Oracle, Microsoft, Salesforce and AWS, and in highly regulated large enterprise and government markets, including financial services, healthcare, manufacturing, nuclear energy, and professional services.

Paul Raymond, President and Chief Executive Officer of Alithya, stated:

“Alithya has built a strong platform, a talented team, trusted client relationships and meaningful long-term growth opportunities. While we remain confident in the trajectory of the business, the Board believes it is prudent to explore all options to maximize value for all shareholders while ensuring Alithya is positioned for its next phase of growth.”

As part of the Strategic Review, the Board plans to work with the assistance of external financial and legal advisors. There can be no assurance that the Strategic Review will result in any transaction or other strategic change or, if a transaction is undertaken, as to its terms, timing or completion. The Company and its Board have not set a timetable for the conclusion of the Strategic Review, nor have they made any decisions related to their review of any potential transactions at this time.

The Board and management team remain fully committed to acting in the best interests of the Company and its stakeholders throughout this Strategic Review, and the Company’s management team remains dedicated to executing on its key business objectives. Alithya remains committed to its clients, partners and employees in its ongoing operations as the Strategic Review proceeds.

The Company does not intend to disclose further developments with respect to the Strategic Review unless and until the Board has approved a specific transaction or otherwise determines that disclosure is appropriate or required by applicable securities laws.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will”, “expect”, “believe”, “plan”, “intend”, “anticipate”, “could”, “may”, “continue”, “estimate”, “project”, “target”, “potential”, “pursue” or similar expressions suggesting future outcomes or events. In particular, this press release contains forward-looking statements with respect to, among other things: the Strategic Review, the process and details relating thereto, including the Company’s evaluation of strategic alternatives and the expectation relating thereto to maximize value for all shareholders; the possibility of a transaction involving the Company; the Board’s and management’s beliefs with respect to the Company’s business, growth prospects, and strategic direction; and the Company’s business objectives, strategies, and plans.

Forward-looking statements are necessarily based upon management’s perceptions of historical trends, current conditions and expected future developments, as well as a number of specific factors and assumptions that, while considered reasonable by management as of the date of this press release, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. These risks and uncertainties include, but are not limited to: the Strategic Review process and the timing thereof; whether the Strategic Review will result in the Company undertaking any transaction and, if so, the terms, timing and completion thereof; general economic, market and business conditions; changes in law, regulation or policy; competitive dynamics in the Company’s industry; the Company’s ability to execute its business strategy; the Company’s ability to retain key personnel, clients and partners; and other factors, many of which are beyond the control of the Company, as described under the headings titled “Forward-Looking Statements” and “Risks and Uncertainties” of the Company’s most recently filed annual information form and management’s discussion and analysis, as well as other forward-looking statements and risks and uncertainties identified or incorporated in the Company’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements in this press release are made as of the date hereof and, except as required by applicable securities laws, the Company assumes no obligation to update or revise such statements to reflect new events or circumstances. The forward-looking statements contained in this press release are expressly qualified by these cautionary statements.

About Alithya
We are trusted advisors who leverage AI and the latest technologies in our strategic consulting and digital transformation services. We help solve business challenges that enable our clients to unlock new opportunities, modernize processes and gain efficiencies. We leverage a world-class team of passionate industry experts, AI-based IP solutions, the latest digital technologies, a solid understanding of mission critical business applications and a partner ecosystem to accelerate results. We’ve built a foundation of success that includes a specialized global delivery network to provide end-to-end solutions.

We strive to make a difference. We are Alithya.

For further information:

Alithya Investor Relations investorrelations@alithya.com

Alithya Media Relations media@alithya.com